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The Hot Dog Box

American Restaurant

Chicago, IL 60609
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The Hot Dog Box previously received $56,300 of investment through Mainvest.
Profile
Data Room
Updates 7
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
The Hot Dog Box is seeking investment to obtain operating capital.
OUR STORY

We are a father-daughter duo who decided to launch our new business during the pandemic. During a tim
well-being to our culture, we were inspired to start our business to propel culture, encourage entrepreneu
food creations for the world to enjoy by creating a brand beyond just our food. Before the pandemic hit, Bo
production company working with other small businesses, mom and pop shops, and restaurants. He was a
album. The pandemic hit and while they experienced setbacks, they were not defeated. The father-daugh
awesome food creations like ice cream to innovative hot dogs called the "underdogs." Ultimately we decid
into one? That's why we created The Hot Dog Box, a great place to eat as well as a representation of famil
and so much more.

OUR MISSION

Our mission is to create a top-notch eating experience and inspire other families to work together, be crea
too. While we have started out as just a shipping container, we are moving into a brick and mortar and plar
facility to provide other father-daughter duos, Mother-daughter duos, or any other family duo to start thei

Baked Bun. Includes Large Plain Potato Chip & Drink. (Vegan & Turkey Substitute Available).

The Pickle Minion Filet Mignon Steak Dog

Our gourmet, fiery, juicy and sweet Pickle Minion Steak Dog is handcrafted with sweet pickles, our House
of heat. Then topped with Garlic and Pepper Crispy Onions for an out of this world hot dog experience. Inc

PRESS
Father and 9-year-old daughter are taking the Chicago hot dog scene by storm

A Chicago dad is teaching his daughter life lessons as they churn out unusual hot dog flavor combos that
more. TODAY's Craig Melvin spoke with Bobby Morelli and his 9-year-old daughter Brooklyn, who talks ab

Chicago family's hot dog business booms despite pandemic

A Chicago family opened up a hot dog business during the pandemic, and while most restaurants struggle
Box" features a creative menu of hot dogs, all served by a loving father-daughter duo. Adriana Diaz report

The Wildest Hot Dogs in Town

At Bronzeville's Hot Dog Box, a father-daughter duo is filling the void for crazy-creative franks.

Chicago's Best Summer Favorites: The Hot Dog Box

Once Marley bites into a filet mignon steak dog, she doesn't know if she'll want a regular hot dog ever aga

Dynamic Father-Daughter Duo Reaches for Hot Dog Greatness in Chicago

The Hot Dog Box is slinging decadent delights like loaded filet mignon dogs out of a shipping container in

Bobby Morelli is the sausage king of Bronzeville

A father-and-daughter team sling loaded wieners from a storage container.

Bronzeville's Hot Dog Sensation Aims to Expand Into Portage Park This Summer

The Hot Dog Box's dynamic father and daughter duo and their decadent loaded dogs are drawing fans fro

Previous
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THE TEAM
Bobby

Bobby, a father, business owner, chef and singer put together a #sharethelove marketing campaign for Th

FUTURE EXPANSION PLANS

Once our flagship location is successful and running smoothly, we will expand into a central production fac
produce our own products, sell our products and serve as a hub for our franchise model.

We will sell our sauces, hot dogs, toppings, buns and other related products for consumption at home.
We will sell starter kits for kids and families to start their own hot dog businesses.
We will lease out food carts and trucks to families who want to start their own hotdog business through th
INTENDED USE OF FUNDS

We are expanding from our shipping container location at 51st Street, Chicago into a 2000 SQ Foot retail I
in Portage Park. The funds will be used to build out this space and further develop our brand.

Expanding into our flagship retail location
The indoor space allows us to serve customers year-round.
The space will be designed with an outdoor, cook-out-like feel. We will have indoor grass, picnic tables, gr
out vibe, inside.
Updates
Investor Exclusive
OCTOBER 18TH, 2021
Update

Hey Everyone.

I hope this finds you well.

Things have taken a little longer than expected with getting our new location up and running.

However, all plans, permits/applications have been sent to the city for feedback/approvals. We're literally v
In the meantime we're still operating out of our 200 square foot stand until further notice.

I certainly hope to have our highly anticipated location open by end of year or top of 2022. I'm also focusir
and operations, building awareness, sourcing/producing food & beverage items, establishing strong relatio
partners, local officials and business owners so that we can continue to create a unique and elevated expe

Brooklyn and I appreciate and thank you for your support!

JULY 9TH, 2021
We did a little painting!!

The team is currently building out the shipping container in our new location. Everywhere we go the shippi
one through the doors we must build it! Its an integral piece of our history!

MAY 14TH, 2021
Wow!

We've reached our 20k minimum goal and it feels good. Thank you for believing in us!

MAY 12TH, 2021
The build out is starting!!!!

Thank You!!!!! We're more than half way to the 20k in less than 48 hours! 🙌🏾

We've pulled up the carpet and uncovered these amazing wood floors!

Knocked walls down...

Next we're adding walls for the shipping container kitchen area!!

Look at those big windows!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $18,800
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $360,000 $435,600 $662,112 $1,324,224 $2,065,789
Cost of Goods Sold $83,721 $101,302 $153,979 $307,958 $480,414
Gross Profit $276,279 $334,298 $508,133 $1,016,266 $1,585,375

EXPENSES

Rent $21,600 $22,140 $66,600 $68,000 $70,200
Utilities $7,800 $9,438 $14,345 $28,690 $44,756
Salaries $140,400 $169,884 $258,223 $516,446 $805,655
Insurance $3,120 $3,198 $3,277 $3,358 $3,441
Repairs & Maintenance $3,600 $4,356 $6,621 $13,242 $20,657

Business's Revenue Share 0.4%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of The Hot Dog Box's fundraising. However,
additional funds from alternate sources at a later date.

Historical milestones

The Hot Dog Box has been operating since July 2020 and has since achieved the following milestones:

Opened the first location in August 2020 at 330 East 51st Street, Chicago, Illinois

Achieved revenue of 15,000 in 2020.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of The Hot Dog Box to make the payments you expect, and ultimate
depends on a number of factors, including many beyond our control.

Limited Services

The Hot Dog Box operates with a very limited scope, offering only particular services to potential clients,
customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

The Hot Dog Box might need to raise more capital in the future to fund/expand operations, buy property a
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Hot Dog Box is unable to obtain additional funding when needed, it could be forced to delay its business p
altogether.

Changes in Economic Conditions Could Hurt The Hot Dog Box

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect The Hot Dog Box's financial performance or ab
event The Hot Dog Box ceases operations due to the foregoing factors, it can not guarantee that it will be
revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The I
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

The Hot Dog Box will be required to provide some information to investors for at least 12 months following
is far more limited than the information that would be required of a publicly-reporting company; and The H
providing annual information in certain circumstances.

Uninsured Losses

Although The Hot Dog Box will carry some insurance, The Hot Dog Box may not carry enough insurance to

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc relationships with The Hot Dog Box or management), which is responsible for monitoring The Hot Dog Box Dog Box will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Hot Dog than your initial expectations.

You Do Have a Downside

Conversely, if The Hot Dog Box fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Hot Dog Box, and the revenue of The Hot Dog B disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of The Hot Dog Box to banks, commercial finance len institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp representative will be appointed according to the procedures set forth in the Note Indenture. It's possible or that the representative will do things you believe are wrong or misguided. If an event of default has occ

Reply

Mohammed K. Novi, MI 2 months ago

Love to dad & daughter business idea :). Great team. Best of luck

Abednego F. New Brunswick, NJ 3 months ago

I invested because I love making money

Bobby M. 3 months ago The Hot Dog Box Entrepreneur

Hey Abednego! We came to the money team lol! Thank you for investing and we appreciate your support!

Michael H. Rossville, GA 3 months ago

I invested because I love the entrepreneurship. Love the father daughter combo and hope to do the same the shipping container.

Bobby M. 3 months ago The Hot Dog Box Entrepreneur

Hi Michael. We appreciate you! We also wish you nothing but the best and look forward to seeing even gre daughters!

Ebony O. Chicago, IL 3 months ago

I invested because I truly believe in this Father-Daughter duo. I tried their Bronzeville Bourbon Filet Mignor thankful for the opportunity to invest in a small black owned business.

Bobby M. 3 months ago The Hot Dog Box Entrepreneur

Hi Ebony!!! You are a guest of ours and an early investor! So dope! Thank you for believing in us!

Jack L. 3 months ago

Please tell me more about

Leigh T. Mishawaka, IN 3 months ago

I invested because I love every bit of the story and you seem to have already made nice headway!

Bobby M. 3 months ago The Hot Dog Box Entrepreneur

Hey Eric. Thank you for investing in us! We appreciate you and your support! All The Best!

Eric W. Chicago, IL 4 months ago

Ashe peace and love

Josalyn M. Chicago, IL 4 months ago

I invested because I want to support a small black business in area. I love seeing this father daughter team
luck!

Bobby M. 4 months ago The Hot Dog Box Entrepreneur

Hey Josalyn! We appreciate your support! Thank you so much!

Alexandra P. Chicago, IL 4 months ago

Very excited to be an investor! Best of luck and can't wait to try all the hot dogs!

Bobby M. 4 months ago The Hot Dog Box Entrepreneur

Hi Alexandra! Thank you so much for your support!

Joanna G. Chicago, IL 4 months ago

I invested because I want to see more Black-owned businesses in my community!

Bobby M. 4 months ago The Hot Dog Box Entrepreneur

Hey Joanna. We are looking forward to meeting you and glad to be neighbors. Thank you!

Raymond B. Northville, MI 4 months ago

I'm excited to help this Father-Daughter duo achieve their dreams!

Bobby M. 4 months ago The Hot Dog Box Entrepreneur

Hey Raymond! Thank you for investing us! We appreciate your support and all the best to you!

Emily H M. Chicago, IL 5 months ago

I invested because this business will be a great addition to the Portage Park neighborhood!

Hi Jenna!! Thank you so much for your investment! We appreciate your support!

Victoria W. Springfield, VA 5 months ago

I invested because I support Black and Women-Owned Businesses... and I love Hot Dogs

Bobby M. 5 months ago The Hot Dog Box Entrepreneur

Hi Victoria! We appreciate your support. Thank you!

DeShaunta K. Dallas, GA 5 months ago

I supported this to prove that I believe this is going to do very well and can only go up from here

Bobby M. 5 months ago The Hot Dog Box Entrepreneur

Yooo Deshaunta! You're so dope! Thank you for investing in us!

Tracy B. Chicago, IL 5 months ago

I invested because I want to support African-American owned businesses, and woman-owned.

Bobby M. 5 months ago The Hot Dog Box Entrepreneur

Hey Tracy! We appreciate your investment and support. Thank you!

Olga K. Chicago, IL 5 months ago

Welcome to the neighborhood!

Bobby M. 5 months ago The Hot Dog Box Entrepreneur

Hi Olga we're neighbors now!!! Thank you for investing in us!

Jennifer H. Chicago, IL 5 months ago

I invested because I believe in this business and I love supporting Black-owned establishments!

Bobby M. 5 months ago The Hot Dog Box Entrepreneur

Hi Jennifer. Thank you so much for believing in us and choosing to invest in our business! #Dopeness

Bobby M. 6 months ago The Hot Dog Box Entrepreneur

WOW! Thank you for believing and investing is us! We're definitely proud to hear your experience with us
strive for excellence even in our growth!!

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